UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Amendment No. 5

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number: 001-31913

NOVAGOLD RESOURCES INC.
(Translation of registrant's name into English)

Suite 2300 – 200 Granville Street, PO Box 24
Vancouver, BC Canada V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

Attached to this Form 6-K amendment are Appendices E through I of the Technical Report of the Rock Creek Property located in Nome, Alaska, USA, as filed under Form 6-K on September 13, 2006. These appendices are being filed separately as Exhibits 99.6 through 99.10 to satisfy the technical requirements of the EDGAR system.

SUBMITTED HEREWITH

Exhibits

99.6	Appendix E to the Technical Report of the Rock Creek Property located in Nome, Alaska, USA.

99.7	Appendix F to the Technical Report of the Rock Creek Property located in Nome, Alaska, USA.

99.8	Appendix G to the Technical Report of the Rock Creek Property located in Nome, Alaska, USA.

99.9	Appendix H to the Technical Report of the Rock Creek Property located in Nome, Alaska, USA.

99.10	Appendix I to the Technical Report of the Rock Creek Property located in Nome, Alaska, USA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaGold Resources Inc.
(Registrant)

Date: September 13, 2006	By:	/s/ Rhylin Bailie
Rhylin Bailie

	Title:	Manager, Corporate Communications